January 15, 2008

Securities and Exchange Commission

Sharon M. Blume

Mail Stop 4561

Washington, DC 20549

Re:	Federal Trust Corporation

File No. 001-31724

Dear Ms. Blume,

I apologize for the delay in our response to your letter of November 15, 2007. The following are our responses to your additional comments.

Consolidated Statements of Cash Flows

Attached hereto is a copy of our analysis of the quarterly and annual impacts of the changes to the Statements of Cash Flows as you requested.

Our determination that the reclassification is immaterial is based on the fact that this change would have no impact on the Balance Sheet, Income Statement, and Statement of Stockholders’ Equity of the Company. In addition, the change did not affect the “Net increase/decrease in cash and cash equivalents” for each of the periods. Finally, the amount of loans transferred from the portfolio to held for sale each period was reported in the “Supplemental Disclosure of Cash Flow Information” included as part of our Statement of Cash Flows. We determined that the identification of those loan transfers in the supplemental disclosure, together with the fact that the reclassification of the amount does not affect the net increase/decrease in cash and cash equivalents, brought us to the conclusion that the change was not a material error in our financial statements.

Controls and Procedures

For the reasons stated above, and after review and discussion of the reclassification with our Independent Registered Public Accounting Firm, we determined that our financial statements were not materially misstated as a result of this reclassification change and these loan transfers were identified so the reader of our statements could understand the cash flow operations of the Company. Therefore, this reclassification does not affect our conclusion concerning the effectiveness of our disclosure controls.

Form 10Q for the Fiscal Quarter Ended September 30, 2007

As you can see on the attached schedule, we agree that the “Net cash from operating activities” decreased as a result of this $10.6 million loan reclassification change. At the same time however, the “Net cash used in investing activities” also decreased, and as mentioned above, this change did not affect the “Net decrease in cash and cash equivalents” as previously reported for the quarter ended September 30, 2006. In addition, we continued to report the “Transfer of loans in portfolio to loans held for sale” in the Statement of Cash Flows Supplemental Disclosure information. We determined that the reader had sufficient information within the Statement of Cash Flows to understand this loan sale reclassification which we referenced in Note (7) that “Certain amounts in prior period consolidated financial statements have been reclassified to conform with the 2007 presentation.” We concluded that the Note (7) reference was sufficient for this change since the reader could identify the change on the statement and since the reclassified cash flow amount was reported as a separate line on the statement and the amount reclassified was disclosed in the supplemental information.

Finally, in our review of the reclassification of the proceeds from sales of loans transferred to held for sale, we noted a typographical error in the nine-month data for 2006. The typographical error was in the “Net cash used in investing activities,” subtotal which was reported as “(729)” while the correct subtotal should have been “729.”

We hereby acknowledge that the management of Federal Trust Corporation is responsible for the adequacy and accuracy of the disclosures in the financial statements and reports filed with the Securities and Exchange Commission. Federal Trust also acknowledges that the staff comments do not foreclose the Commission from taking any action with respect to the filing and Federal Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely yours,

/s/ Gregory E. Smith
Gregory E. Smith
Executive Vice President and Chief Financial Officer

GES/ds

Federal Trust Corporation

Reference Copy Statement of Cash Flows

($ in thousands)

	Year to date ending
	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007
Proceeds from sales of loans held for sale
Before reclassification	2,367	6,728	19,378	28,213	5,399	7,709
Change	0	(3,297)	(10,625)	(14,608)	(2,491)	(2,491)
After reclassification	2,367	3,431	8,753	13,605	2,908	5,218

Cash flows from operating activities
Before reclassification	2,752	7,746	13,303	19,060	4,387	6,077
Change	0	(3,297)	(10,625)	(14,608)	(2,491)	(2,491)
After reclassification	2,752	4,449	2,678	4,452	1,896	3,586

Cash flows from investing activities
Before reclassification	(15,703)	(15,926)	(9,896)	(6,291)	9,239	(7,460)
Change	0	3,297	10,625	14,608	2,491	2,491
After reclassification	(15,703)	(12,629)	729	8,317	11,730	(4,969)

Net decrease in cash and cash equivalents
Before reclassification	5,174	3,476	5,438	4,316	2,321	519
Change	0	0	0	0	0	0
After reclassification	5,174	3,476	5,438	4,316	2,321	519

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